Exhibit 99.2

Extract from the French annual report, section 1.2 “Corporate Governance”

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1.C.	Work of the Board of Directors in 2007

Our Board of Directors met six times in 2007, with an overall attendance rate of 88%.

The following participated in meetings of the Board of Directors:

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Until October 30, 2007, the seventeen directors, nine of whom were independent; and from October 30, 2007, following the resignation of an independent director, the sixteen directors, eight of whom are independent.

•	The secretary to the Board;

•	The Executive Vice President – Pharmaceutical Operations, the Executive Vice President – Finance and Legal, and the Senior Vice President – Chief Financial Officer.

•	Five representatives of the Group’s employees, who sit on the Board in a consultative capacity under the agreement establishing a European Works Council signed on February 24, 2005.

The agendas for board meetings are prepared by the secretary after discussion with the Chairman, and take account of the agendas of specialist committees and of suggestions put forward by the directors.

Within a reasonable period before each meeting, directors are sent the agenda, with as much supporting documentation as possible containing the information needed for them to consider the issues.

Directors therefore have sufficient time to examine this supporting documentation in advance of meetings of the Board and of the committees on which they sit, and to request any further information they believe is necessary for them to fulfill their remit.

Directors act in compliance with the law, corporate governance rules (Viénot and Bouton reports), and the Directors’ Code adopted by the Board of Directors. In February 2007, the Board of Directors amended the Directors’ Code to reflect the separation of the offices of Chairman and Chief Executive Officer.

The directors participated actively and candidly in the Board’s deliberations, and brought their expertise and professional competence to bear in the broader interests of the shareholders and of the Group.

The main items on the agendas of Board meetings were:

February 12, 2007

•	review and adoption of financial statements:

•	fourth-quarter consolidated accounts

•	consolidated financial statements for the year ended December 31, 2006

•	parent company financial statements for the year ended December 31, 2006

•	appropriation of profits

•	expiry of the term of office of a director

•	determination of directors’ attendance fees for 2006

•	share repurchase program

•	financial authorizations

•	harmonization of the bylaws with Decree 2006-1566 of December 11, 2006 on commercial companies: amendment to article 19, paragraph 1 of the bylaws

•	convening of a combined general meeting:

•	management report and Chairman’s report on internal control (French Financial Security Law)

•	report of the Board of Directors on resolutions to be put to the meeting

•	special reports on stock options and share repurchases

•	proposed resolutions

•	issuance of bonds

•	unrestricted and restricted related-party agreements

•	review of projected income statement and statement of cash flows for 2007

•	convening of general meetings of holders of participating shares

•	variable compensation of Jean-François Dehecq and Gérard Le Fur for 2006

•	corporate governance: report of the Compensation, Appointments and Governance Committee

•	product liability insurance: proposed policy for the May 1, 2007 renewal date

•	update on Plavix®

May 2, 2007

•	results for the first quarter of 2007

•	authorizations relating to sureties, endorsements and guarantees

•	corporate governance: Audit Committee – qualification of Klaus Pohle as a financial expert within the meaning of the Sarbanes-Oxley Act

•	situation of Plavix® in the United States

May 31, 2007 (after the end of the Shareholders’ Annual General Meeting)

•	update on Plavix®

•	proposed acquisition

•	share repurchase program, delegation of powers to the Chief Executive Officer

July 31, 2007

•	report on the Audit Committee meeting of June 1

•	review of half-year financial statements at June 30, 2007, draft report on the half-year consolidated financial statements

•	update on rimonabant

•	share repurchase program

October 30, 2007

•	accounts for the third quarter and for the nine months ended September 30, 2007

•	review of projected income statement, and of the statement of realizable and liquid assets and of liabilities due as at June 30, 2007

•	proposed employee share ownership plan

December 13, 2007

•	2007 year-end forecasts – 2008 budget

•	reports of the Audit Committee and the Compensation, Appointments and Governance Committee

•	2007 stock option plan, granting of options to the Chairman and the Chief Executive Officer

All Board decisions were approved by unanimous vote of those members present or represented, except in the case of authorizations of restricted related-party agreements, where the director concerned did not vote.

2

Neither the Chairman of the Board of Directors nor the Chief Executive Officer voted on their compensation packages.

Evaluation of Board procedures

Under our Directors’ Code, a discussion of the operating procedures of the Board must be included on the agenda of at least one Board meeting a year, with a formal evaluation performed every three years.

In February 2007, the Board discussed the results of the evaluation of its operating procedures carried out late in 2006. This evaluation was conducted by means of interviews with each director and with the secretary to the Board.

The findings included a favorable assessment of the Board’s procedures, and a desire to devote more time to strategic issues.

Limits placed by the Board on the powers of the Chief Executive Officer

The Board of Directors has placed the following limits on the powers of the Chief Executive Officer to commit the Group in respect of investments and acquisitions:

•	a limit of €500 million for commitments made within an approved strategy;

•	a limit of €150 million for commitments made outside an approved strategy.

2.	SPECIALIST COMMITTEES

Since 1999, our Board of Directors has been assisted in its deliberations and decisions by two specialist committees.

Members of these committees are chosen by the Board from among its members, based on their experience.

Depending on the agenda for Board meetings, these committees may be asked to carry out preparatory work by examining specific issues in advance. Committee decisions are taken by a simple majority, with the committee chairman having a casting vote in the event of a tie. Minutes are prepared and approved by those in attendance.

The chairman of each committee reports to the Board on the committee’s work, so that the Board is fully informed when taking decisions.

Our Board of Directors works in close collaboration with the specialist committees, in line with the Board’s commitment to transparency and efficiency in the preparation and organization of its duties.

2.A.	Audit Committee

As of December 31, 2007, the members of the Audit Committee were:

•	Klaus Pohle (Chairman)
•	René Barbier de La Serre
•	Jean-Marc Bruel
•	Gérard Van Kemmel

All four Audit Committee members are independent directors, two of whom qualify as financial experts within the meaning of the Sarbanes-Oxley Act.

The Audit Committee is responsible for evaluating the existence and effectiveness of our financial controls and risk management procedures. Its responsibilities include reviewing:

•	the scope of consolidation;

•	the quarterly, half-year and annual parent company and consolidated financial statements, and the annual and half-year management reports;

•	control procedures;

•	internal audit: work programs and assignments;

•	the appropriateness of elective accounting treatments;

•	significant risks and material off-balance sheet commitments;

•	any issue liable to have a material financial or accounting impact; and

•	major litigation, on an annual basis.

The Audit Committee may visit or interview persons responsible for our operations or involved in the preparation of our financial statements. It may interview the statutory auditors with or without management present, and may consult external experts.

It directs selection procedures for statutory auditors when their mandates are due for renewal, and monitors fees paid to the statutory auditors and compliance with auditor independence rules.

The Audit Committee also ensures that internal early warning procedures relating to accounting, internal accounting controls and audit are in place and properly applied.

The Audit Committee met seven times in 2007, including meetings held in advance of the Board meetings held to adopt the financial statements. In addition to the statutory auditors, the Executive Vice President – Finance and Legal, the Senior Vice President – Chief Financial Officer and the Senior Vice President – Audit and Internal Control Assessment, along with other Group executives, attend meetings of the Audit Committee.

Ahead of these meetings, some members of the committee contacted the secretary to the Board, the Executive Vice President – Finance and Legal and the Chief Executive Officer to obtain additional information on matters for discussion. Members were assiduous in attending committee meetings, with an overall attendance rate of 96%.

The main items on the agendas of the committee meetings were:

February 9, 2007

•	review and adoption of the financial statements:

•	2006 fourth-quarter and full-year adjusted consolidated income statements

•	2006 fourth-quarter and full-year consolidated income statements

•	sanofi-aventis parent company financial statements for the year ended December 31, 2006

•	statutory auditors’ opinion

•	draft press release

•	management report and Chairman’s report on internal control (French Financial Security Law)

•	product liability insurance: proposed policy for the May 2007 renewal date

March 20, 2007

•	US GAAP reconciliation of the financial statements

•	auditors’ fees

•	section 404 of the Sarbanes Oxley Act (SOA): internal control assessment and auditors’ report

May 2, 2007

•	review and adoption of the accounts:

•	2007 first-quarter adjusted consolidated income statement

•	2007 first-quarter consolidated income statement

•	draft press release

June 1, 2007

•	external audit: 2007 mapping and fee budget

•	specific budget for the work of the Independent Review Organization in connection with the Corporate Integrity Agreement (CIA) in the United States

•	management of market risks

•	internal audit: update on audit assignments over the last six months

•	progress report on the 2007 SOA program

July 30, 2007

•	review of the 2007 second-quarter accounts and half-year financial statements, and of the draft report on the half-year consolidated financial statements

•	draft press release

October 29, 2007

•	2007 third-quarter and nine-month accounts

•	draft press release

•	clinical trial validation procedures

December 13, 2007

•	update on information systems security: access to information systems

•	procedures for the prevention and detection of fraud within the Group

•	SOA Section 404

•	internal audit: summary of 2007 activities and audit program for 2008

•	actuarial assumptions used in measuring pension obligations

2.B.	Compensation, Appointments and Governance Committee

As of December 31, 2007, the members of the Compensation, Appointments and Governance Committee were:

•	René Barbier de La Serre (Chairman)

•	Thierry Desmarest

•	Jürgen Dormann

•	Jean-René Fourtou

•	Lindsay Owen-Jones

Three of the five members of the Compensation, Appointments and Governance Committee are independent directors.

The roles of the Compensation, Appointments and Governance Committee are:

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issuing recommendations and proposals concerning the compensation, pension and welfare benefits and stock options of corporate officers, and establishing rules for determining the variable portion of their compensation;

•	formulating general policy on the granting of stock options;

•	reviewing the system for allocating attendance fees between directors;

•	assisting the board in the selection of new directors;

•	advising on the future composition of management bodies;

•	advising the Chief Executive Officer on the selection of senior executives and on their compensation;

•	establishing structures and procedures to ensure that good governance practices are applied within the Group;

•	implementing the procedure for evaluating the procedures of the Board of Directors.

The Compensation, Appointments and Governance Committee met three times in 2007.

Members were assiduous in attending committee meetings, with an overall attendance rate of 82%.

The main items on the agendas of the committee meetings were:

February 7, 2007

•	determination of the variable compensation of Jean-François Dehecq and Gérard Le Fur in respect of 2006

•	definition of performance criteria for the variable compensation of Jean-François Dehecq and Gérard Le Fur in respect of 2007

•	amendment to the Directors’ Code

•	evaluation of the Board of Directors

•	reappointment of Gérard Van Kemmel as a director

September 13, 2007

•	consideration of changes in the Board of Directors during 2008

•	position of principle on the stock option plan and employee share ownership plan proposed for end 2007

December 5, 2007

•	2007 stock option plan

•	2008 fixed compensation of Jean-François Dehecq and Gérard Le Fur

•	résumé of 2007 variable compensation criteria and definition of 2008 criteria

•	review of 2008 fixed compensation of key executives

•	proposed reappointment of members of the Board of Directors in May 2008